                        1934 Act Registration No. 1-14700

                             SECURITIES AND EXCHANGE
                                   COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2003

                 Taiwan Semiconductor Manufacturing Company Ltd.
                 (Translation of Registrant's Name Into English)

                             No.121 Park Avenue III
                          Science-Based Industrial Park
                                Hsin-chu, Taiwan
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X                             Form 40-F ___
               ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ___                                  No   X
                                                  ---

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              Taiwan Semiconductor Manufacturing Company Ltd.


Date: June 25, 2003           By        /s/ Harvey Chang
                                 --------------------------------------------
                                 Harvey Chang
                                 Senior Vice President & Chief Financial Officer

               Taiwan Semiconductor Manufacturing Company Limited
                           For the month of June 2003

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of Taiwan Semiconductor Manufacturing Company Ltd. (The Company; "TSMC") (NYSE:TSM) 2) the pledge and clear of pledge of TSMC common shares by directors, supervisors, executive officers and 10% shareholders of TSMC 3) the acquisition of assets by TSMC and 4) the disposition of assets by TSMC for the month of May 2003.


1)The trading of directors, supervisors, executive officers and 10% shareholders:

------------------------------------------------------------------------------------------------------------------------------
                                           Number of shares held
                                             when elected (for             Number of           Number of
      Title              Name                   Directors and            shares held as      shares held as        Changes
                                          Supervisors as April 14,       April 30,2003        May 31,2003
                                                   2000)
------------------------------------------------------------------------------------------------------------------------------
Director               Chi Cherng
                       Investment Co.            984,000                   12,738,029          12,718,029          -20,000
                       Ltd.
------------------------------------------------------------------------------------------------------------------------------
Supervisor             Hsin Ruey
                       Investment Co.            641,500                   12,761,869          12,741,869          -20,000
                       Ltd.
------------------------------------------------------------------------------------------------------------------------------
President              Rick Tsai                                           19,391,738          19,191,738         -200,000
------------------------------------------------------------------------------------------------------------------------------
Vice President         Harvey Chang                                         6,394,499           6,384,499          -10,000
------------------------------------------------------------------------------------------------------------------------------
Vice President         C. C. Wei                                            3,574,322           3,385,322         -189,000
------------------------------------------------------------------------------------------------------------------------------
Vice President         Mark Liu                                             7,869,370           7,734,370         -135,000
------------------------------------------------------------------------------------------------------------------------------
Vice President         Genda Hu                                               839,508             821,508          -18,000
------------------------------------------------------------------------------------------------------------------------------
Vice President         J. B. Chen                                           5,349,520           5,304,520          -45,000
------------------------------------------------------------------------------------------------------------------------------
Vice President         Chung-Shih Hsu                                         724,782             715,782           -9,000
------------------------------------------------------------------------------------------------------------------------------
Vice President         Kenneth Kin                                          1,458,172           1,418,172          -40,000
------------------------------------------------------------------------------------------------------------------------------
Vice President         Ping Yang                                            5,069,556           5,004,556          -65,000
------------------------------------------------------------------------------------------------------------------------------

2) The pledge and clear of pledge of TSMC common shares by directors, supervisors, executive officers and 10% shareholders: None.

3)  The acquisition of assets: (Unit:$Thousand)

--------------------------------------------------------------------------------------------------------------------------
                     Description of assets                                                 Purchase price
--------------------------------------------------------------------------------------------------------------------------
Manufacturing Equipment                                                                                  NT$1,546,401
--------------------------------------------------------------------------------------------------------------------------

4) The disposition of assets: (Unit:$Thousand): None.

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